SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Reata Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

75615P 103

(CUSIP Number)

June 1, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75615P 103

1	Name of Reporting Person: Stapleton Pharma LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Connecticut
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 398,664 (a)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 398,664 (a)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 398,664
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.98% (b)
12	Type of Reporting Person OO

(a) Includes (i) 32,864 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Reata Pharmaceuticals, Inc. (the “Issuer”); and (ii) 365,800 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”) of the Issuer, which Class B Common Stock may be converted on a one-to-one basis within 60 days into Class A Common Stock, each such share of Class A and Class B Common Stock held directly by Stapleton Pharma LLC and over which it may be deemed to exercise shared voting and dispositive power.

(b) Based on 7,643,401 shares of Class A Common Stock outstanding.

CUSIP NO. 75615P 103

1	Name of Reporting Person: Craig R. Stapleton
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 398,664 (a)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 398,664 (a)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 398,664
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.98% (b)
12	Type of Reporting Person IN

(a) Includes (i) 32,864 shares of Class A Common Stock and (ii) 365,800 shares of Class B Common Stock, which Class B Common Stock may be converted on a one-to-one basis within 60 days into Class A Common Stock, each such share of Class A and Class B Common Stock held directly by Stapleton Pharma LLC and over which Mr. Stapleton may be deemed to exercise shared voting and dispositive power.

(b) Based on 7,643,401 shares of Class A Common Stock outstanding.

Item 1(a).	Name of issuer: Reata Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

2801 Gateway Drive, Suite 150

Irving, Texas 75063

Item 2(a).	Names of persons filing:

Stapleton Pharma LLC

Craig R. Stapleton

Item 2(b).	Address or principal business office or, if none, residence:

The business address of Stapleton Pharma LLC and Mr. Stapleton 55 Old Field Point Road, 2nd Floor, Greenwich, Connecticut 06830.

Item 2(c).	Citizenship:

Stapleton Pharma LLC is a Connecticut limited liability company.

Mr. Stapleton is a United States citizen.

Item 2(d).	Title of class of securities: Class A Common Stock, par value $0.001 (“Class A Common Stock”)

Item 2(e).	CUSIP number: 75615P 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

Stapleton Pharma LLC and Mr. Stapleton may each be deemed to beneficially own 398,664 shares of Class A Common Stock, representing approximately 4.98% of the outstanding shares of Class A Common Stock.

Stapleton Pharma LLC may be deemed to have shared voting and dispositive power with respect to 398,664 shares of Class A Common Stock (by virtue of its direct ownership of 32,864 shares of Class A Common Stock and 365,800 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”) of the Issuer). As the sole managing member of Stapleton Pharma LLC, Mr. Stapleton may also be deemed to have shared voting and dispositive power with respect to 398,664 shares of Class A Common Stock.

Item 5.	Ownership of five percent or less of a class:

Prior to the Issuer’s initial public offering of Class A Common Stock, which closed on June 1, 2016 (the “IPO”), Stapleton Pharma LLC held 398,664 shares of Class B Common Stock. In connection with the IPO, 32,864 of such shares of Class B Common Stock converted into an equal number of shares of Class A Common Stock and Stapleton Pharma LLC acquired an additional 420,000 shares of Class A Common Stock. On June 9, 2016, Stapleton Pharma LLC distributed each of the 420,000 shares of Class A Common Stock that it acquired in the IPO to its members, on a pro rata basis (the “In-Kind Distribution”). As a result of the In-Kind Distribution, Stapleton Pharma LLC and Mr. Stapleton no longer beneficially own more than five percent of the Class A Common Stock as of the date hereof.

Item 6.	Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: June 10, 2016	STAPLETON PHARMA LLC

By: /s/ Craig R. Stapleton
Name: Craig R. Stapleton
Title: Sole Managing Member

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: June 10, 2016	CRAIG R. STAPLETON
/s/ Craig R. Stapleton

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated June 10, 2016, by and between Stapleton Pharma LLC and Craig R. Stapleton.